VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Independent Film Development Corporation

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Independent Film Development Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1.	a copy of the binder of fidelity bond covering the Company, which includes a statement as the period for which premiums have been paid; and

2.

a Certificate of the Corporate Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

Very truly yours,

INDEPENDENT FILM DEVELOPMENT CORPORATION

/s/ Jeff Ritchie
Jeff Ritchie Chief Executive Officer

INDEPENDENT FILM DEVELOPMENT CORPORATION

Secretary’s Certificate re Fidelity Bond Approval

The undersigned, Kenneth Eade, Corporate Secretary of Independent Film Development Corporation, a Nevada corporation (the “Company”), does hereby certify that:

1.

This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g–1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.

Attached hereto as Exhibit A is a copy of the resolution approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period July 11, 2008 through July 11, 2009.

IN WITNESS WHEREOF, I have executed this certificate this 6th day of August 2008.

/s/ Kenneth Eade
Kenneth Eade Corporate Secretary and Director

Exhibit A

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the 1940 Act, and Rule 17g-1(a) thereunder, requires a business development company (a “BDC”) to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”);

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1;

WHEREAS, the Rule requires that a majority of directors who are not “interested persons” of the BDC approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule which are described in the accompanying memorandum attached hereto; and

WHEREAS, under the Rule, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond as specified in the accompanying memorandum attached hereto, and designate an officer who shall make such filings and give such notices;

 IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by National Union Fire Insurance Company of Pittsburgh, Pa., in the amount of $500,000 (the “Fidelity Bond”) are hereby approved;

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Secretary of the Company is hereby designated and directed to:

(1)	File with the SEC within 10 days after receipt of the executed Fidelity Bond, or any amendment thereof:

(i)	a copy of the Fidelity Bond;

(ii)

a copy of each resolution of the Board of Directors, including a majority of the directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Fidelity Bond and the premium to be paid by the Company;

(iii)	a statement as to the period for which premiums have been paid; and

(iv)	a copy of any amendment to such agreement within 10 days after the execution of such amendment.

(2)	File with the SEC, in writing, within 5 days after the making of a claim under the Fidelity Bond by the Company, a statement of the nature and amount thereof;

(3)	File with the SEC, within 5 days after the receipt thereof, a copy of the terms of the settlement of any claim under the Fidelity Bond by the Company; and

(4)	Notify by registered mail each member of the Board of Directors at his or her last known residence address of:

(i)	any cancellation, termination or modification of the Fidelity Bond, not less than 45 days prior to the effective date of the cancellation, termination or modification;

(ii)	the filing and the settlement of any claim under the Fidelity Bond by the Company, at the time the filings required by (2) and (3) above are made with the SEC; and

(iii)	the filing and proposed terms of settlement of any claim under the Fidelity Bond by any other named insured, within five days of the receipt of a notice from the issuer of the Fidelity Bond.